Exhibit (a)(5)(AA)

Important information for

Celanese AG shareholders:

•	Final extended acceptance period for tender offer ends Monday, March 29, 2004

•	Celanese’s management board and supervisory board have recommended that the shareholders of Celanese AG accept the offer

•	The offer will only be completed if at least 75% of the outstanding Celanese shares (excluding treasury shares) are tendered

•	The Bidder is not permitted to make any amendments to the offer and no extension thereof may occur as a result of actions by the Bidder

Shareholders can call the bidder’s information hotline at 1-877-750-5836 (toll-free in the U.S. and Canada), 00-800-7710-9970 (toll-free in Germany), 00-800-7710-9971 (toll-free in the EU) or +1-646-822-7403 (call collect from all other countries) with any questions or to receive copies of the offer materials free of charge.

The acceptance period for the voluntary takeover offer by BCP Crystal Acquisition GmbH & Co. KG (the “Bidder”) for all outstanding ordinary shares of Celanese AG expires on March 29, 2004. Shareholders of Celanese AG who have not yet tendered their shares may accept the offer until 6:00 p.m. New York City time/ 24:00h Central European Time, on March 29, 2004. The Bidder is not permitted to make any amendments to the offer and no extension thereof may occur as a result of actions by the Bidder.

The offer price is EUR 32.50 per share, in cash, without interest. As described in the offer document, certain shareholders will receive the offer price in U.S. dollars at the WM/Reuters closing spot U.S. dollar/Euro exchange rate as reported by WM/Reuters on the business day prior to the day on which the Bidder makes funds available to the North American depositary for settlement.

On February 2, 2004, the Bidder published the offer document pertaining to the offer, which was filed with the Securities and Exchange Commission (SEC) as an exhibit to the Tender Offer Statement on Schedule TO on the same date. Investors can obtain the offer document, the Schedule TO, amendments thereto and other documents filed with the SEC free of charge at the SEC’s website http://www.sec.gov. The offer document is also available free of charge at the Bidder’s website, http://www.tbg-cag.de, and at Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 or at Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, Germany.

The acceptance period (and the time period to exercise withdrawal rights) may only be extended under certain limited circumstances and pursuant to certain procedures described in the offer document. However, the Bidder may not amend the offer and no such extension may occur as a result of actions by the Bidder.